Exhibit 12
United Parcel Service, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
(dollar amounts in millions)

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$3,816	$5,136	$7,342	$4,637	$6,674	$974
Add: Interest expense	213	381	341	353	380	393
Add: Interest factor in rental expense	109	229	223	225	192	206
Total earnings	$4,138	$5,746	$7,906	$5,215	$7,246	$1,573

Fixed charges:
Interest expense	$213	$381	$341	$353	$380	$393
Interest capitalized	15	14	13	11	14	18
Interest factor in rental expense	109	229	223	225	192	206
Total fixed charges	$337	$624	$577	$589	$586	$617

Ratio of earnings to fixed charges	12.3	9.2	13.7	8.9	12.4	2.5